UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

EXELON EMPLOYEE SAVINGS PLAN FOR REPRESENTED

EMPLOYEES AT TMI AND OYSTER CREEK

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek:

We have audited the accompanying statements of net assets available for benefits of the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the financial statements as of and for the year ended December 31, 2016 in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and our audit of the financial statements as of and for the year ended December 31, 2015 in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 29, 2017

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Investments at fair value
Plan interest in the net assets of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	$81,620,982	$76,351,474

Receivables
Participant contributions	278,271	248,430
Employer contributions	107,129	98,755
Notes receivable from participants	1,694,234	1,563,259

Total receivables	2,079,634	1,910,444

NET ASSETS AVAILABLE FOR BENEFITS	$83,700,616	$78,261,918

The accompanying Notes are an integral part of these Financial Statements.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2016
ADDITIONS
Contributions
Participant	$4,583,092
Employer	2,019,287

Total contributions	6,602,379

Investment income
Plan interest in the net investment income from the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	5,862,314
Interest income from participant loans	64,957

Total investment income	5,927,271

Total additions	12,529,650

DEDUCTIONS
Participant withdrawals and distributions	6,840,738
Administrative expenses	68,915

Total deductions	6,909,653

Net increase before transfers	5,619,997
Net assets transferred to other plans	(181,299)

Net increase after transfers	5,438,698

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	78,261,918

End of year	$83,700,616

The accompanying Notes are an integral part of these Financial Statements.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following description of the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

General

The Plan is a defined contribution plan and was established in 2000 for the purpose of providing eligible Three Mile Island (“TMI”) and Oyster Creek (“OYC”) bargaining unit employees of Exelon Corporation (“Exelon” or the “Company”) (formerly, of AmerGen Energy Company, LLC) a retirement vehicle and to reduce their taxable income pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Exelon Corporation Stock Fund, which is an investment option under the Plan, is invested primarily in Exelon common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).

Exelon is the sponsor of the Plan and the administrator of the Plan (the “Plan Administrator”) acting through Exelon’s Director of Employee Benefit Plans and Programs. The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). The Northern Trust Company is the Plan trustee (“Trustee”). Effective July 1, 2016, Northwest Plan Services, Inc. became the Plan recordkeeper (for periods on or after July 1, 2016, the “Recordkeeper”). Prior to July 1, 2016, Aon Hewitt was the Plan recordkeeper (for periods before July 1, 2016, the “Recordkeeper”).

Eligible employees are all employees of subsidiaries of Exelon (each subsidiary, a “participating employer”) at its TMI and OYC facilities who are covered by a collective bargaining agreement that provides for participation in the Plan. Newly hired employees who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively practicable after their 90th day of employment with a pre-tax deferral of 3% of eligible pay per pay period and 1% increase each March 1st, generally beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until a total maximum automatic pre-tax deferral of 5% of eligible pay is reached. Such automatic contributions to the Plan will be invested in the custom target retirement fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date). A participant who elects to stop participation within 90 days after automatic contributions are first taken from his or her pay may withdraw the contributions adjusted for any investment gains or losses and reduced for any applicable fees. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.

Participant Contributions

The Plan permits participants to contribute between 1% and 50% of their eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to Internal Revenue Service (“IRS”) limitations.

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s matching contribution.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

Company Matching Contributions

Participants at both the TMI and OYC locations receive a fixed Company matching contribution of 100% of the first 5% of a participant’s eligible pay contributed per pay period.

Investment Options

The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA.

The investment options include a menu of funds that include custom Target Retirement Fund options, three actively-managed custom funds, three passively-managed funds, the Northern Trust U.S. Government Short-Term Investment Fund and the Exelon Corporation Stock Fund. Below is a brief description of each of the investment options available as of December 31, 2016 and 2015. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.

•	Target Date Funds - Diversified funds managed by multiple investment managers that seek to provide investment return, shifting from an emphasis on capital appreciation to an emphasis on income and inflation protection as the fund approaches and passes its target retirement age. Target allocations of the funds are designed using certain assumptions, including that most Exelon plan participants receive a 401(k) company matching contribution under the Plan, earn pension benefits over their careers under a cash balance or other pension plan, and typically begin receiving retirement benefits around age 61. The funds reduce exposure to equity and real estate, and increase exposure to fixed income and certain other investments, as the target retirement date approaches, and for ten years thereafter.

•	Actively-managed custom funds - These funds use a multi-manager approach whereby the fund’s assets are allocated to several investment managers that act independently of each other and follow their own distinct investment style in investing in securities. The portfolios are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.

•	Passively-managed funds - These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.

•	Northern Trust U.S. Government Short-Term Investment Fund - This fund is an investment vehicle for cash reserves that offers a rate of return based on a portfolio of obligations of the U.S. Government, its agencies or instrumentalities, and related money market instruments. Principal preservation and liquidity management are the fund’s prime objectives.

•	Exelon Corporation Stock Fund - This fund, which became an investment option on January 1, 2016, primarily invests in Exelon common stock with some short-term liquid investments. The Exelon Corporation Stock Fund does not represent direct ownership of Exelon common stock. The fund’s unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. This fund is not diversified and is considered riskier than a “diversified” portfolio.

Notes Receivable from Participants

A participant may, upon application, borrow from the Plan. Participants represented by IBEW Local 777 may only have one loan outstanding. Effective February 1, 2010, a participant represented by IBEW Local 1289 is permitted to have three outstanding loans at any one time. The amount of any loan shall not be less than $500 ($1,000 for primary residence loans). The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

made. For loans other than home loans, the maximum term of the loan is five years. For a home loan, the maximum term is the lesser of thirty years or the amount of time until a participant attains his or her normal retirement date and the minimum is five years. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, from the portion of his or her account that has been pledged as security for the loan, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution of the participant’s account and may be subject to an early withdrawal penalty.

Withdrawals by Participants While Employed

Generally, a participant may withdraw a minimum amount of $250 up to a maximum amount of the entire balance of the participant’s after-tax contributions and rollover accounts once each calendar year.

Generally, a participant may make withdrawals from his or her before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59  1⁄2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations promulgated thereunder. Financial hardship withdrawals suspend the participant’s right to make contributions to the Plan for six months.

While any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

Distributions upon Termination of Employment

Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of his or her entire account balance. Such distribution will be made, as elected by the participant, in the form of either a single lump-sum payment or in substantially equal annual, quarterly or monthly installments over a period not exceeding the joint life expectancy of the participant and his or her designated beneficiary. If a participant elects installment payments, the participant can elect to change the amount, frequency and number of payments at any time. A participant may elect ad hoc partial withdrawals of any amount at any time. A participant may elect to defer distributions until age 70 1⁄2. If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1⁄2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s corresponding contributions and (ii) Plan earnings, and charged with an allocation of Plan administrative costs. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Participants’ Accounts

Participants are fully vested in their accounts at all times.

Investment Income

Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

Employee Stock Ownership Plan

If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.

2. Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s interest in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan interest in investment income from the Master Trust. See Note 3—Fair Value of Interest in Master Trust for further information.

Plan Expenses

A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other fund operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. The asset-based fees relating to the target date and custom funds are primarily presented within the investment and administrative fees of the Master Trust. See Note 3—Fair Value of Interest in Master Trust for further information.

Plan administration fees cover the day-to-day expenses of administering the Plan and are covered by amounts deducted directly from participant accounts. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans) and are charged directly against a participant’s account balance.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect net assets available for benefits.

Recent Accounting Pronouncements

Fair Value Measurements and Disclosures

In May 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. Investments measured at NAV per share using the practical expedient will be presented as a reconciling item

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

between the fair value hierarchy disclosure and the investment line item on the statement of financial position. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The new guidance is effective for non-public entities for periods beginning after December 15, 2016 and is required to be applied retrospectively for all periods presented. Early adoption is permitted. The Company adopted this standard for plan reporting effective December 31, 2016. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Plan’s financial results.

Master Trust Presentation and Disclosures

In February 2017, the FASB issued authoritative guidance that requires a plan’s interest in a master trust and any change in interest in the master trust to be presented as a single line item in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. It also requires that plans with a divided interest disclose the master trust’s investments by general type and other assets and liabilities balances, as well as the dollar amount of the plan’s interest in each of those balances. The new guidance is effective for periods beginning after December 15, 2018 and is required to be applied retrospectively. Early adoption is permitted. The Company is currently assessing the effects this guidance may have on the Plan’s financial statement disclosures.

3. Fair Value of Interest in Master Trust

The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and other savings plans sponsored by Exelon. The investment options for the three savings plans that participate in the Master Trust are the same, with the exception of the Exelon Corporation Stock Fund, which through December 31, 2015, was only offered in the Exelon Corporation Employee Savings Plan. Effective January 1, 2016, the Exelon Corporation Stock Fund was offered in all three savings plans that participate in the Master Trust. The Master Trust is comprised of two master trust investment accounts (“MTIA”)—one of which contains primarily real estate investments (“MTIA B”) and another for the remaining other investments (“MTIA A”). The real estate account within the Master Trust is comprised primarily of real estate assets that do not have an observable value (either directly or indirectly) on an established market, and therefore, is being reported separately for Form 5500 purposes. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis.

At December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was approximately 1.17% and 1.17%, respectively.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

The net assets of the Master Trust as of December 31, 2016 and 2015 are as follows:

	December 31, 2016			December 31, 2015
	MTIA A	MTIA B	Total	MTIA A	MTIA B	Total
ASSETS
Investments, at fair value
Interest bearing cash	$472,636,125	$1,912,643	$474,548,768	$453,418,073	$—	$453,418,073
U.S. government securities	612,245,321	—	612,245,321	602,296,873	—	602,296,873
Corporate debt instruments - preferred	20,410,627	—	20,410,627	11,688,048	—	11,688,048
Corporate debt instruments - other	541,704,264	2,635,867	544,340,131	530,776,394	2,513,873	533,290,267
Corporate stock - preferred	1,577,481	6,592,717	8,170,198	1,332,252	6,823,875	8,156,127
Corporate stock - common	1,250,488,363	—	1,250,488,363	1,717,448,199	1,623,294	1,719,071,493
Corporate stock - Exelon Corporation (1)	338,056,375	—	338,056,375	283,346,974	—	283,346,974
Real estate	—	168,245,150	168,245,150	—	169,662,729	169,662,729
Common/collective trust funds	3,321,251,085	1,548,234	3,322,799,319	2,512,571,383	1,425,230	2,513,996,613
Registered investment company securities	73,823,407	6,664,710	80,488,117	52,799,046	—	52,799,046
Other investments	215,100,671	18,602,383	233,703,054	229,393,127	17,861,649	247,254,776

Total Master Trust investments	6,847,293,719	206,201,704	7,053,495,423	6,395,070,369	199,910,650	6,594,981,019

Other Assets
Cash	2,002,677	—	2,002,677	768,619	—	768,619
Accrued dividend and interest	13,531,952	—	13,531,952	14,795,991	—	14,795,991
Due from brokers for securities sold	75,428,772	—	75,428,772	127,608,249	—	127,608,249
Other	4,842,016	—	4,842,016	341,582	—	341,582

Total other assets	95,805,417	—	95,805,417	143,514,441	—	143,514,441

Total Master Trust assets	6,943,099,136	206,201,704	7,149,300,840	6,538,584,810	199,910,650	6,738,495,460

LIABILITIES
Accrued investment and administrative expenses	6,339,386	840,600	7,179,986	5,745,654	431,240	6,176,894
Due to broker for securities purchased	155,118,057	—	155,118,057	222,908,114	—	222,908,114
Other liabilities	1,211,153	—	1,211,153	1,399,324	—	1,399,324

Total Master Trust liabilities	162,668,596	840,600	163,509,196	230,053,092	431,240	230,484,332

Total Master Trust net assets	$6,780,430,540	$205,361,104	$6,985,791,644	$6,308,531,718	$199,479,410	$6,508,011,128

(1)	The Exelon Corporation Stock Fund held $337.9 million and $282.7 million of this investment as of December 31, 2016 and 2015, respectively. The custom funds held $0.1 million and $0.7 million of this investment as of December 31, 2016 and 2015, respectively.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

The net investment income and appreciation of the Master Trust for the year ended December 31, 2016 is as follows:

	Year Ended December 31, 2016
	MTIA A	MTIA B	Total
Corporate stock dividends	$43,209,028	$439,751	$43,648,779
Other interest and dividends	49,226,074	383,155	49,609,229
Net appreciation in the fair value of investments	488,760,287	13,225,222	501,985,509

Total net investment income and appreciation	581,195,389	14,048,128	595,243,517

Investment and administrative expenses not directly allocated to the plans	(14,923,611)	(1,662,374)	(16,585,985)

Total Master Trust net investment income and appreciation	$566,271,778	$12,385,754	$578,657,532

For the year ended December 31, 2016, the Plan’s interest in the net investment income of the Master Trust is 1.01%.

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

•	Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.

•	Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.

•	Level 3 - unobservable inputs, such as internally-developed pricing models for the asset.

The valuation methods for each investment category are described below.

Interest bearing cash. Interest bearing cash is valued daily based on observable market prices and is categorized as Level 1.

U.S. government securities. U.S. government securities are valued daily based on quoted prices in active markets. Investments in U.S. Treasury securities have been categorized in Level 1 because they trade in highly liquid and transparent markets. Investments in U.S. government affiliates are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.

Preferred and other corporate debt instruments. Corporate debt instruments are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.

Preferred and common corporate stock. The Master Trust’s stock investments are primarily traded on exchanges that contain only actively traded securities, due to the volume trading requirements imposed by these exchanges. Preferred and common corporate stocks, including rights and warrants, are valued daily based on quoted prices in active markets and are categorized as Level 1. Certain securities have been categorized as Level 2 because they are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

Real estate. Income producing real estate funds are valued by the fund managers on a daily basis. Fund values are based on valuation of the underlying investments which may include inputs such as operating results, discounted future cash flows and market-based comparable data. The valuation inputs are unobservable. Certain real estate investments are redeemable from the investment vehicle quarterly. The fair value is determined using NAV or its equivalent as a practical expedient and are not classified within the fair value hierarchy.

Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. Common/collective trust funds can be redeemed daily.

Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. For funds with values that are publicly quoted on a daily basis in active markets, the funds have been categorized as Level 1. For funds with values which are not publicly quoted, the funds are valued using the NAV per fund share as a practical expedient, which is primarily derived from the quoted prices in active markets of the underlying securities, and are not classified within the fair value hierarchy. The registered investment company securities can be redeemed daily.

Other investments. Other investments include futures contracts, swap contracts, holdings in real estate investment trusts, and state, municipal and foreign government fixed income securities. Futures contracts are valued daily based on quoted prices in active markets and trade in open markets, and have been categorized as Level 1. Real estate investment trusts are valued daily based on quoted prices in active markets and have been categorized as Level 1. State, municipal and foreign government fixed income securities are valued daily using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2. Derivative instruments other than futures contracts are valued based on external price data of comparable securities and have been categorized as Level 2.

Transfer policy

The Company’s policy is to recognize transfers into and out of levels as of the end of the reporting period.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis. The following tables present the fair value of assets in the Master Trust and their level within the fair value hierarchy as of December 31, 2016 and 2015:

As of December 31, 2016
	Level 1	Level 2	Investments measured at NAV	Total
Master Trust Investments:
Interest bearing cash	$474,548,768	$—	$—	$474,548,768
U.S. government securities	318,110,004	294,135,317	—	612,245,321
Corporate debt instruments - preferred	—	20,410,627	—	20,410,627
Corporate debt instruments - other	—	544,340,131	—	544,340,131
Corporate stock - preferred	7,827,070	343,128	—	8,170,198
Corporate stock - common	1,250,488,363	—	—	1,250,488,363
Corporate stock - Exelon Corporation	338,056,375	—	—	338,056,375
Real estate	—	—	168,245,150	168,245,150
Common/collective trust funds	—	—	3,322,799,319	3,322,799,319
Registered investment company securities	6,664,710	—	73,823,407	80,488,117
Other investments	124,167,048	109,536,006	—	233,703,054

Total Master Trust investments	$2,519,862,338	$968,765,209	$3,564,867,876	$7,053,495,423

As of December 31, 2015
	Level 1	Level 2	Investments measured at NAV	Total
Master Trust Investments:
Interest bearing cash	$453,418,073	$—	$—	$453,418,073
U.S. government securities	339,135,405	263,161,468	—	602,296,873
Corporate debt instruments - preferred	—	11,688,048	—	11,688,048
Corporate debt instruments - other	—	533,290,267	—	533,290,267
Corporate stock - preferred	8,156,127	—	—	8,156,127
Corporate stock - common	1,719,071,493	—	—	1,719,071,493
Corporate stock - Exelon Corporation	283,346,974	—	—	283,346,974
Real estate	—	—	169,662,729	169,662,729
Common/collective trust funds	—	—	2,513,996,613	2,513,996,613
Registered investment company securities	—	—	52,799,046	52,799,046
Other investments	133,324,643	113,930,133	—	247,254,776

Total Master Trust investments	$2,936,452,715	$922,069,916	$2,736,458,388	$6,594,981,019

There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2016 and 2015.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

4. Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

On June 26, 2015, IBEW Local 777 at TMI filed a Demand for Arbitration against Exelon pursuant to their bargaining agreement related to the change in the Plan’s investment options on July 1, 2014. The parties have since reached an agreement, resulting in additional investment choices under the Plan.

5. Income Tax Status

The Plan obtained its latest determination letter on May 25, 2017 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code.

6. Plan Termination

The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

NOTES TO FINANCIAL STATEMENTS

7. Related Party Transactions

Investment options in the Plan include common/collective trust funds managed by the Trustee or its affiliates. The Master Trust also holds shares of Exelon common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

8. Plan Transfers

In 2016, there were transfers totaling $863,465 to the Plan ($839,752 from the Exelon Employee Savings Plan for Represented Employees at Clinton and $23,713 from the Exelon Corporation Employee Savings Plan). In 2016, there were transfers totaling $1,044,764 from the Plan to the Exelon Corporation Employee Savings Plan.

9. Subsequent Events

On May 30, 2017, Exelon announced its intentions to retire TMI generation station on September 30, 2019. There are currently no probable and reasonably estimable impacts to the Plan.

Effective July 1, 2017, sixteen additional passively-managed funds (Expanded Choice funds) will be offered under the Plan.

EXELON EMPLOYEE SAVINGS PLAN FOR

REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2016

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 23-2990190, Plan #012

		(c)
		Description of Investment
	(b)	Including Maturity Date, Rate	(e)
	Identity of Issue, Borrower, Lessor,	of Interest, Collateral	Current
(a)	or Similar Party	Par or Maturity Value	Value
	*Interest in net assets of Master Trust, at fair value		$81,620,982
	*Notes receivable from participants	Interest rates: 3.75% - 10.50%	1,694,234

	Total investments		$83,315,216

	*Represents party-in-interest
	Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2016:

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek
Date: June 29, 2017
/s/ Jennifer Franco
Jennifer Franco
Plan Administrator